Tenet's Heartbeat Platform Achieves Major Milestone with Over 400,000 Insurance Policies Processed

Toronto, Ontario--(Newsfile Corp. - April 21, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hubs™, today announced that its Heartbeat insurance product management and brokerage platform recently passed a major milestone by processing more than 400,000 insurance policies worth more than CAD$175M.

Tenet acquired the platform in the fall of 2021 to complement its Business Hub™ service offering in China and in anticipation of government regulations that came into effect on February 1, 2022, aimed at improving the supervision of the insurance brokerage industry and enhancing the industry's collection and management of data. Those regulations and the compliance obligations they carry have now driven 381 Chinese insurance brokerage companies to use Heartbeat to connect with, access and sell insurance products from some of China's top insurance companies, including Ping An Insurance (Group) Ltd., China Life Property & Casualty Insurance Company Ltd., The People's Insurance Company (Group) of China Ltd., and Bank of China Insurance Company Ltd. with whom the platform is linked. While today's announced milestone can largely be attributed to the new insurance brokerage industry regulations and to Tenet's agreement with Ping An Insurance for policies aimed at auto industry, the Company believes that future milestones and Heartbeat's impact on China's insurance industry will come as a result of the role that the platform will ultimately play within Tenet's Business Hub™.

"Our acquisition of Heartbeat was both opportunistic and strategic," said Liang Qiu, CEO of Tenet China. "Every platform that we develop, acquisition that we make or partnership that we sign is done with the intension of creating synergies with other components of our Business Hub™ and to enhance the Hub's offering. The Heartbeat platform is a prime example of that. Right now, Heartbeat is being used to help sell more traditional insurance products. But eventually, given the verticals we serve through the Hub, such as the oil and gas sector, the auto industry and commodities traders, the amount of transactional data at our disposal, our analytics capabilities to understand our clients' needs and our access to the country's insurance companies, we believe we'll be able to work with these insurance companies to design customized insurance products to perfectly fit our clients' needs and create new opportunities for our insurance partners."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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